Exhibit (d)(iii)

January 31, 2020

Mr. Bruce Rosenberg

Treasurer

SPDR Index Shares Funds

c/o SSGA Funds Management, Inc.

One Iron Street

Boston, Massachusetts 02111

RE:	Fee Waiver and/or Expense Reimbursement Arrangement Agreements

Dear Mr. Rosenberg:

SSGA Funds Management, Inc. (“SSGA FM”), as the investment adviser to each series listed in the table below (each a “Fund” and collectively, the “Funds”) of the SPDR Index Shares Funds (the “Trust”), agrees:

A. with respect to each Fund listed in the table below, to waive its management fee and/or reimburse certain expenses, so that each Fund’s net annual operating expenses, before application of any fees and expenses not paid by SSGA FM pursuant to the Amended and Restated Investment Advisory Agreement between the Trust and SSGA FM, dated July 1, 2004 (the “Investment Advisory Agreement”), if any, are limited to the following percentage of average daily net assets on an annual basis for the applicable duration referenced (each an “Expiration Date”):

Fund Name	Current Management Fee	Expense Limitation	Effective Date	Expiration Date
SPDR MSCI ACWI ex-US ETF	0.34%	0.30%	1/31/2020	1/31/2021
SPDR MSCI ACWI Low Carbon Target ETF	0.30%	0.20%	1/31/2020	1/31/2021
SPDR MSCI EAFE Fossil Fuel Reserves Fee ETF	0.30%	0.20%	1/31/2020	1/31/2021
SPDR Solactive Canada ETF	0.20%	0.14%	1/31/2020	1/31/2021
SPDR Solactive Germany ETF	0.20%	0.14%	1/31/2020	1/31/2021
SPDR Solactive Hong Kong ETF	0.20%	0.14%	1/31/2020	1/31/2021
SPDR Solactive Japan ETF	0.20%	0.14%	1/31/2020	1/31/2021
SPDR Solactive United Kingdom ETF	0.20%	0.14%	1/31/2020	1/31/2021

B. to waive its management fee and/or reimburse certain expenses, for each Fund in the Trust, in an amount equal to any acquired fund fees and expenses (“AFFEs”), excluding AFFEs derived from a Fund’s holdings in acquired funds for cash management purpose, if any, until January 31, 2021 (the “Expiration Date”).

***

Each of the above stated fee waivers and/or expense reimbursements (each a “Fee Waiver”, collectively the “Fee Waivers”) set forth in Sections (A) and (B): (i) supersedes any prior Fee Waiver for the applicable Fund, (ii) is subject to the terms and conditions of the Investment Advisory Agreement, (iii) does not provide for the recoupment by SSGA FM of any amounts waived or reimbursed, and (iv) may only be terminated during the relevant period with the approval of the Funds’ Board of Trustees.

SSGA FM and the Funds’ Officers are authorized to take such actions as they deem necessary and appropriate to continue each of the above stated Fee Waivers for additional periods, including of one or more years, after the Expiration Date of each Fee Waiver.

If these arrangements are acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

SSGA FUNDS MANAGEMENT, INC.

By:	/s/ Ellen M. Needham
Ellen M. Needham Director and President

Accepted and Agreed:
SPDR INDEX SHARES FUNDS, ON BEHALF OF EACH SERIES OF THE TRUST

By:	/s/ Bruce Rosenberg
Bruce Rosenberg
Treasurer